SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 1)*

Adeptus Health Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

006855100

(CUSIP Number)

David Clark
Elliot Press
Deerfield Mgmt, L.P.
780 Third Avenue, 37th Floor
New York, New York  10017
(212) 551-1600

With a copy to:

Mark D. Wood, Esq.
Jonathan D. Weiner, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	006855100	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,600,861 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,600,861 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,861 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.76% (1)
14	TYPE OF REPORTING PERSON PN

(1) Consists of shares of Class A Common Stock held by Deerfield Partners, L.P. and Deerfield International Master Fund, L.P., of each of which Deerfield Mgmt, L.P. is the general partner.  The percentage of outstanding Class A Common Stock beneficially owned has been determined based on 16,395,599 shares of Class A Common Stock outstanding as of November 7, 2016, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

SCHEDULE 13D
CUSIP No.	006855100	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,600,861 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,600,861 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,861 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.76% (2)
14	TYPE OF REPORTING PERSON PN

(2) Consists of shares of Class A Common Stock held by Deerfield Partners, L.P. and Deerfield International Master Fund, L.P., of each of which Deerfield Management Company, L.P. is the investment adviser. The percentage of outstanding Class A Common Stock beneficially owned has been determined based on 16,395,599 shares of Class A Common Stock outstanding as of November 7, 2016, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

SCHEDULE 13D
CUSIP No.	006855100	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 704,380
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 704,380
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 704,380
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.30% (3)
14	TYPE OF REPORTING PERSON PN

(3) The percentage of outstanding Class A Common Stock beneficially owned has been determined based on 16,395,599 shares of Class A Common Stock outstanding as of November 7, 2016, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

SCHEDULE 13D
CUSIP No.	006855100	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON Deerfield International Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 896,481
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 896,481
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 896,481
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.47% (4)
14	TYPE OF REPORTING PERSON PN

(4) The percentage of outstanding Class A Common Stock beneficially owned has been determined based on 16,395,599 shares of Class A Common Stock outstanding as of November 7, 2016, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

SCHEDULE 13D
CUSIP No.	006855100	Page 6 of 8 Pages

1	NAME OF REPORTING PERSON James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,600,861 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,600,861 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,861 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.76% (5)
14	TYPE OF REPORTING PERSON PN

(5) Consists of shares of Class A Common Stock held by Deerfield Partners, L.P. and Deerfield International Master Fund, L.P.  James E. Flynn is the managing member of the general partner of each of Deerfield Mgmt, L.P. and Deerfield Management Company, L.P., the general partner and the investment adviser, respectively, of  Deerfield Partners, L.P. and Deerfield International Master Fund, L.P.  The percentage of outstanding Class A Common Stock beneficially owned has been determined based on 16,395,599 shares of Class A Common Stock outstanding as of November 7, 2016, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed by (i) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (ii) Deerfield Management Company, L.P. (“Deerfield Management”), (iii) Deerfield Partners, L.P. (“Deerfield Partners”), (iv) Deerfield International Master Fund, L.P. (“DIMF” and, together with Deerfield Partners, collectively referred to herein as the “Funds”) and (v) James E. Flynn, a natural person (“Flynn” and, collectively with Deerfield Mgmt, Deerfield Management, Deerfield Partners, and DIMF, the “Reporting Persons”), with respect to the securities of Adeptus Health Inc. (the “Company”), on September 19, 2016.

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.          Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented and amended by adding the following:

As previously reported by the Reporting Persons, the Reporting Persons have communicated with the Company regarding various matters relating to Board composition, business operations, management and strategic plans and made a request for more information regarding the Company and its operations. In that regard, the Company and the Reporting Persons have commenced discussions regarding a possible debt financing transaction which, if consummated, could also include the issuance of derivative securities  and other terms to be negotiated by the parties. There is no assurance that these discussions will result in the consummation of a financing, or, if consummated, as to the amount of the debt financing or the other final terms of any such financing.

Item 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by deleting the last sentence thereof and replacing it with the following:

The swaps reported in the Schedule 13D will expire on May 14, 2021 and June 28, 2021 with respect to notional interests in 23,761 and 1,249,028 shares of Common Stock, respectively.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2017

DEERFIELD MGMT, L.P.

By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title:   Attorney-in-Fact

DEERFIELD PARTNERS, L.P.

By:  Deerfield Mgmt, L.P., General Partner
By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title:   Attorney-in-Fact

DEERFIELD INTERNATIONAL MASTER FUND, L.P.

By:  Deerfield Mgmt, L.P., General Partner
By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title:   Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By:  Flynn Management LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title:   Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact